

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Charles H. Majors
President and Chief Executive Officer
American National Bankshares Inc.
628 Main Street
Danville, Virginia 24541

> **Re:** **American National Bankshares Inc.**
> **Registration Statement on Form S-4**
> **Filed February 9, 2011**
> **File No. 333-172140**

Dear Mr. Majors:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please note that American will be required to include the 2010 compensation information required by Item 402 of Regulation S-K to the extent that this information is not included in its 2010 Form 10-K and incorporated by reference into your next amendment.

2. Please supplementally provide the staff with the Board books used by each respective Board in its analysis of the Merger.

3. Please note the requirements of Regulation S-X with respect to the age of financial statements for both American and MidCarolina. Please file or incorporate updated financial statements, as applicable, prior to going effective.

Proxy / Prospectus Cover Page

4.   Disclose on the cover page the estimated number of shares of American Series A preferred stock to be issued to the holders of MidCarolina Series A preferred stock in the Merger.

American Shareholder Letter

5.   Revise to disclose the information provided in the third paragraph of the MidCarolina Shareholder Letter.

MidCarolina Shareholder Letter

6.   Revise the MidCarolina Shareholder Letter to inform shareholders that they have dissenters' and appraisal rights and that to perfect them they must either vote against the Merger or not send in a proxy. Please also add a reference to the Summary on page 15 and the "Dissenters' and Appraisal Rights" section on page 67.

Questions and Answers …., page 1

7.   Revise the penultimate Q&A on page 5 to add a statement to the effect of, "For Information on How to Perfect Dissenters' Rights" after the first sentence.

MidCarolina's Shareholders have "Dissenters' Rights" in the Merger, page 15

8.   Revise to provide the specific information that must be included in the shareholder's written notice of intent to dissent and the address to which the notice must be sent.

9.   The last paragraph of this section (i.e., relating to the return of a signed proxy without instructions) should be printed in bold face type.

Risk Factors, page 25

10.   We note that the law firm of Levi & Korsinsky, LLP is investigating the Board of Directors of MidCarolina for possible breaches of fiduciary duty and other violations of state law in connection with the sale of MidCarolina to American. Please add a risk factor disclosing the same.

11.   Please add a risk factor indicating that neither of the fairness opinions received in connection with the Merger has been updated since its date of issuance.

The Merger

Background of the Merger, page 40

12.   Please revise the fourth paragraph on page 42 to discuss why the fixed exchange ratio was increased from 0.321 to 0.33.

13.   Revise to disclose the time frame of the MidCarolina board's discussions regarding the possibility of inviting or soliciting discussions with other Merger partners, including the dates and substance of such discussions, whether such meetings involved Stifel, and the date on which the board ultimately decided not to invite or solicit such discussions.

14.   Revise your disclosure to clarify whether MidCarolina or Stifel had received any indications of interests from any other financial institutions, whether solicited or unsolicited, regarding a possible acquisition of MidCarolina.

15.   With respect to the party whom MidCarolina's board authorized Stifel to contact, as disclosed on page 57, please revise your discussion to indicate:
        • what the other party did after being contacted by Stifel, i.e., whether it responded or not, the date of any such response, etc.; and
        • why MidCarolina's board subsequently requested that Stifel not engage in any negotiations with the other party.

16.   Revise to explain the basis for the MidCarolina Board's perception of other potential Merger partners' level of interest in acquiring MidCarolina, in light of the fact that the board chose not to invite or solicit discussions with them.

Opinion of American's Financial Advisor, page 50

17.   We note your disclosure of the fees paid by American pursuant to its current engagement of KBW with respect to the fairness opinion. Please supplement this disclosure by listing the fees paid by American or MidCarolina to KBW during the past three fiscal years, or disclose if no such other fees were paid.

Opinion of MidCarolina's Financial Advisor, page 56

18.   Revise to disclose the fees paid by American to Stifel during the past three fiscal years, or disclose if no such fees were paid.

Dissenters' and Appraisal Rights, page 67

19.   Please restate the date of the special meeting in this section.

20.   Please eliminate statements in last paragraph on page 67 indicating that the description of Dissenters' Rights is "only a summary" and indicate, if true, that all material information is discussed.

21.   You may not qualify this section by reference to provisions of the North Carolina BCA relating to the Dissenters' Rights. Please revise to eliminate the qualification in the second full paragraph of page 70 and indicate, if true, that all material information is discussed.

Where You Can Find More Information, page 162

22.   Please advise us, with a view towards revised disclosure, whether American intends to incorporate by reference any of its future filings that are filed between the date of the initial filing of this registration statement and before the date of the proxy statement/prospectus.

23.   You cannot incorporate previously-filed proxy statements. Please revise to eliminate the incorporation of your 2010 proxy statement. Refer to Item 11(b) of Form S-4.

Exhibits

24.   We note that the Articles of Incorporation of American, as amended (exhibit 3.1) are incorporated by reference to American's Current Report on Form 8-K filed August 5, 2010. However, the company filed a Form 10-Q, and not a Form 8-K, on such date. Please revise or advise.

25.   Please file any outstanding exhibits in your next amendment. Please also file or incorporate the following exhibits in your next amendment:
- the form of common stock certificate of American;
- Employment agreement with Charles T. Canaday, Jr., effective upon consummation of the Merger, as described on page 81;
- Voting Agreement, as described on page 84;
- any other material agreements, including those still material that were filed in American's Form 10-K for the fiscal year ended December 31, 2009;
- Certificate of Rights and Designations for the Series A preferred stock; and
- Form of the Series A preferred stock certificate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: (facsimile only)
        Scott H. Richter, Esq.
        LeClairRyan, A Professional Corporation
        (804) 783-7621